Kyivstar Group Ltd.

Index Tower (East Tower)

Unit 1703

Dubai (DIFC)

United Arab Emirates

VIA EDGAR	July 17, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Matthew Derby
Melissa Kindelan
Kathleen Collins

Re:	Kyivstar Group Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed July 10, 2025
File No. 333-287802
CIK: 0002062440

Ladies and Gentlemen:

Kyivstar Group Ltd. (“Kyivstar”) and VEON Holdings B.V. (“VEON Holdings”) (Kyivstar and VEON Holdings, collectively, the “Registrants”) submit this letter in response to comments of the staff (the “Staff”) of the Office of Technology, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 15, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter as set forth in the Comment Letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

The Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an Amendment No. 3 to the Registration Statement (“Amendment No. 3”) concurrently with this letter, which reflects the revisions and clarifies certain other information set forth therein. The page numbers in the text of the Registrants’ responses correspond to the page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Securities and Exchange Commission

July 17, 2025

Amendment No. 2 to Registration Statement on Form F-4

Cover Page

1.	Staff comment: Please revise your reference to the 2,155,000 Cohen Circle Class B Ordinary Shares held by the Sponsors that will be surrendered or that are referred to as “Forfeited Sponsor Shares,” to instead refer to 2,609,647 shares, consistent with your disclosures elsewhere. Similar revisions should be made to pages 4, 11 and 97.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page and pages 4, 11 and 97 accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to the unaudited pro forma condensed combined financial information, page 126

2.	Staff comment: Please revise the number of shares to be issued in the description of adjustments B2, B3, and B4 to be consistent with those reflected in the table on page 116.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 126 accordingly.

Cohen Circle fair value, page 128

3.	Staff comment: We note at closing, 757,745 of Kyivstar Group common shares will be issued to the holders of Cohen Circle Class A Ordinary Shares who are parties to the Non- Redemption Agreement. Please tell us how you reflected the issuance of these incentive shares in the pro forma financial statements and the specific accounting guidance you relied upon. To the extent such shares are included in the excess of fair value of consideration over Cohen Circle’s net assets calculations, revise the table on page 128 to clarify as such. In addition, tell us what the 4,426,162 in footnote * represents and provide us with your calculations that support the Class A amounts under each redemption scenario.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosures on page 128 accordingly. The Registrants respectfully advise the Staff that the issuance of the 757,745 Kyivstar Group common shares to the holders of Cohen Circle Class A Ordinary Shares who are parties to the Non-Redemption Agreements (the “NRA Shares”) has now been reflected within the estimated fair value of Kyivstar Group Ltd.’s equity instruments for purposes of calculating the share-based payment expense to be incurred as a stock exchange listing service in accordance with IFRS 2. The share-based payment expense represented by such stock exchange listing service is based on the difference in the estimated fair value of Kyivstar Group Ltd.’s equity instruments over the fair value of identifiable net assets of Cohen Circle. The Registrants have determined that, for purposes of presenting pro forma financial information for the combined companies, it is appropriate for the fair value of the NRA Shares to be reflected in the estimated fair value of Kyivstar Group Ltd.’s equity instruments such that it is taken into account when calculating the share-based payment expense pursuant to IFRS 2.

Securities and Exchange Commission

July 17, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer M. Gascoyne (by telephone at +44.20.7710.1029 or by email at Jennifer.Gascoyne@lw.com).

Sincerely,

KYIVSTAR GROUP LTD.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

VEON HOLDINGS B.V.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Director

/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

VIA EDGAR

cc:	Jennifer M. Gascoyne
Latham & Watkins LLP

Rahul Patel
Morgan, Lewis & Bockius LLP